August 2, 2013

VIA EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ryerson Inc.

Joseph T. Ryerson & Son, Inc.

Registration Statement on Form S-4 (File No. 333-189642)

Dear Mr. Dobbie:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ryerson Inc. and Joseph T. Ryerson & Son, Inc. (the “Registrants”) hereby respectfully request that the effectiveness of the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) be accelerated to become effective at August 5, 2013 at 2:00 p.m., Eastern Standard Time or as soon as practicable thereafter.

The Registrants hereby acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Joseph Antignani of Willkie Farr & Gallagher LLP at (212) 728-8692 and that such effectiveness also be confirmed in writing.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

RYERSON INC.

By:	/s/ Michael C. Arnold
Name: Michael C. Arnold
Title: Chief Executive Officer

JOSEPH T. RYERSON & SON, INC.

By:	/s/ Michael C. Arnold
Name: Michael C. Arnold
Title: Chief Executive Officer

cc:	Cristopher Greer, Willkie Farr & Gallagher LLP